                          [GRAPHIC GERDAU AMERISTEEL]


                          GERDAU AMERISTEEL CORPORATION
                               (THE "CORPORATION")

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  MAY 10, 2006

                            REPORT OF VOTING RESULTS
    In accordance with section 11.3 of National Instrument 51-102 Continuous
                             Disclosure Obligations


1.  ELECTION OF DIRECTORS

On a vote by ballot, the following nominees were elected as directors of the Corporation until the next annual meeting:

                                                                      Votes      % Votes
           Name of Nominee             Votes For     % Votes for     Withheld    Withheld
           ---------------            -----------    -----------     --------    --------
Phillip E. Casey                      260,862,716      99.96%        108,157       0.04%
Kenneth W. Harrigan                   260,876,874      99.96%         93,999       0.04%
Joseph J. Heffernan                   260,882,874      99.97%         87,999       0.03%
Jorge Gerdau Johannpeter              260,881,924      99.97%         88,949       0.03%
Frederico C. Gerdau Johannpeter       260,881,924      99.97%         88,949       0.03%
Andre Bier Johannpeter                260,882,374      99.97%         88,499       0.03%
J. Spencer Lanthier                   260,827,074      99.94%        143,799       0.06%
Richard McCoy                         260,367,284      99.77%        603,589       0.23%
Arthur Scace                          260,829,374      99.95%        141,499       0.05%

2.  APPOINTMENT OF AUDITORS

On a vote by ballot, PricewaterhouseCoopers LLP was reappointed as auditors of the Corporation and the directors have authorized to fix the auditors' remuneration:

                                                          Votes        % Votes
        Outcome          Votes For       % Votes For    Withheld       Withheld
        -------         -----------      -----------    --------      ---------
        Carried         260,949,752        99.97%        75,822         0.03%

3.  RESOLUTION APPROVING THE CONTINUANCE

On a vote by ballot, the resolution to approve the continuance of the Corporation under the Canada Business Corporations Act was approved:


                                                                    Votes         % Votes
        Outcome               Votes For         % Votes For        Against         Against
        -------              -----------        -----------        -------        --------
        Carried              254,539,772           99.73%          701,904          0.27%


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4. RESOLUTION APPROVING REPEAL OF EXISTING BY-LAW AND ADOPTION OF NEW BY-LAW
   EFFECTIVE UPON THE CONTINUANCE

On a vote by ballot, the resolution to approve the repeal of the existing by-law and adoption of new by-law effective upon the continuance was approved:

                                                                    Votes         % Votes
        Outcome               Votes For         % Votes For        Against        Against
        -------              -----------        -----------       ----------      --------
        Carried              237,412,273           93.00%         17,878,395       7.00%